[Letterhead of Crowell & Moring LLP]

Kelly G. Howard

202-624-2993

khoward@crowell.com

June 12, 2009

Via EDGAR and Courier

Katherine Wray, Esq.

Staff Attorney

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	QuadraMed Corporation Form 10-K for Fiscal Year Ended December 31, 2008 Filed March 11, 2009 File No. 001-32283

Dear Ms. Wray:

On behalf of our client, QuadraMed Corporation (“QuadraMed”), this letter responds to the Commission’s letter dated June 9, 2009 to David L. Piazza, QuadraMed’s Chief Financial Officer, in respect of the above filing and the other filings referred to in such letter (the “Comment Letter”). This will confirm my discussion with you on June 11, 2009. Based on our discussion, QuadraMed respectfully requests an extension of ten (10) business days beyond the Commission’s requested ten (10) business day response period, which, accordingly, will now require QuadraMed to respond to the Comment Letter on or before July 8, 2009.

We appreciate your assistance, and we look forward to working with the Staff in its review of this filing. Should you have any questions, please feel free to contact me at 202-624-2993.

Sincerely,

/s/ Kelly G. Howard
Kelly G. Howard

cc:	Patrick Gilmore
David Piazza (QuadraMed Corporation)